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August 13, 2019

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Merrimack Pharmaceuticals, Inc. (the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on August 6, 2019 by JFL Partners Fund LP, et al. (the “Proxy Statement”)
File No. 001-35409

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 12, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with JFL Partners Fund LP and the other participants in its solicitation (collectively, “JFL Capital”) and provide the following responses on JFL Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Schedule 14A

Important, page 3

1.	Please advise us of the legal basis upon which the participants have relied to conclude that persons other than brokers, such as banks, trustees and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record might not be able to vote shares held on behalf of beneficial owners absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

JFL Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 3 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 13, 2019

Proposal One: Election of Directors, page 12

2.	Given that the solicitation in opposition, if commenced, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant’s governing documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant (as defined in Rule 14a-1).

JFL Capital acknowledges the Staff’s comment and respectfully refers the Staff to JFL Capital’s disclosure on page 15 of the Proxy Statement, which provides “[b]ased on a review of publicly available information, even if JFL Capital is successful in electing any number of the Nominees at the Annual Meeting, no change of control provisions appear to be triggered under the Company’s current material plans and agreements.” With its disclosure, JFL Capital attempted to make clear that, regardless of the number of its Nominees elected at the Annual Meeting, no change in control provisions appear to be triggered under the Company’s material plans and agreements.

Although certain change in control provisions would have been implicated under the Company’s employment agreements with Richard Peters, M.D., Ph.D. (former President and Chief Executive Officer), Jean M. Franchi (former Chief Financial Officer and Treasurer), Sergio L. Santillana, M.D. (former Chief Medical Officer) and Daryl C. Drummond (former Head of Research) if JFL Capital was successful in electing at least two of its Nominees, none of the foregoing remain employed by the Company and each has entered into a separation agreement with the Company. Based on publicly available information, no amounts are payable to such persons as a result of any changes to the composition of the Board.

JFL Capital has revised its disclosure to provide that “[b]ased on a review of publicly available information, even if JFL Capital is successful in electing at least two of its Nominees at the Annual Meeting, no change of control provisions appear to be triggered under the Company’s governing documents or any of its current material plans or agreements.” Please see page 15 of the Proxy Statement.

3.	Please refer to the following statement: “If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.” Please advise us of the legal basis upon which the participants relied to conclude that a bank, bank nominee or other institution would be permitted to vote only upon the receipt of instructions. Alternatively, please revise to clarify why banks, bank nominees and other institutions would be treated as indistinguishable from brokers and to separately reconcile whether a vote by any bank, bank nominee, or other institution, if allowed without specific instructions, would be counted as a broker non-vote. Please refer to Item 21(b) of Schedule 14A.

JFL Capital acknowledges the Staff’s comment and has revised the Proxy Statement to limit the reference to “brokerage firm, bank, bank nominee or other institution” to “broker.” Please see page II-2 of the Proxy Statement.

August 13, 2019

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan P. Nebel

Ryan P. Nebel

cc:	Joseph F. Lawler, M.D., Ph.D., JFL Capital Management LLC